UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Yext, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98585N106
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585N106	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,784,654
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,784,654
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,784,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 98585N106	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Cayman) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,237,656
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,237,656
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 98585N106	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Delaware) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,517,551
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,517,551
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,517,551
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 98585N106	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VIII (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 170,760
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 170,760
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 98585N106	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,710,621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,710,621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,710,621
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 98585N106	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,710,621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,710,621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,710,621
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 98585N106	13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,710,621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,710,621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,710,621
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* OO

Item 1(a):       Name of Issuer:
Yext, Inc. (the “Company”)
Item 1(b):       Address of Issuer’s Principal Executive Offices:
1 Madison Ave, 5th Floor
 New York, NY 10010
Item 2:
(a)       Name of Person Filing

Insight Venture Partners VIII, L.P.
Insight Venture Partners (Cayman) VIII, L.P.
Insight Venture Partners (Delaware) VIII, L.P
Insight Venture Partners VIII (Co-Investors), L.P.
Insight Venture Associates VIII, L.P.
Insight Venture Associates VIII, Ltd.
Insight Holdings Group, LLC
(b)       The address of the principal business and principal office of each of the Reporting Persons listed above is:
1114 Avenue of the Americas
36th Floor
 New York, New York 10036
(c)       Citizenship
Insight Venture Partners VIII, L.P.	Cayman Islands
Insight Venture Partners (Cayman) VIII, L.P.	Cayman Islands
Insight Venture Partners (Delaware) VIII, L.P.	Delaware
Insight Venture Partners VIII (Co-Investors), L.P.	Cayman Islands
Insight Venture Associates VIII, L.P.	Cayman Islands
Insight Venture Associates VIII, Ltd.	Cayman Islands
Insight Holdings Group, LLC	Delaware

(d)       Title of Class of Securities:
Common Stock, par value $0.001 per share (“Common Stock”)

(e)       CUSIP Number
98585N106
Item 3:           If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	☐ Broker or dealer registered under Section 15 of the Act,
B.	☐ Bank as defined in Section 3(a)(6) of the Act,
C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,
D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:          Ownership:
Item 4:	Ownership:
This Schedule 13G is being filed by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as “IVP VIII”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as “IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership (hereinafter referred to as “IVP Delaware VIII”),  and Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as “IVP VIII Co-Investors”, and together with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the “Insight VIII Funds”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as “Associates VIII LP”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company (hereinafter referred to as “Associates VIII Ltd”), and Insight Holdings Group, LLC, a Delaware limited liability company (hereinafter referred to as “Holdings” and, together with Associates VIII LP, Associates VIII Ltd and the Insight VIII Funds, the “Reporting Persons”). Associates VIII LP is the general partner of each of the Insight VIII Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds.  Associates VIII Ltd is the general partner of Associates VIII LP, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds.  Holdings is the sole shareholder of Associates VIII Ltd, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds.  As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

Insight Venture Partners VIII, L.P.
(a) Amount beneficially owned: 4,784,654
(b) Percent of class: 5.2%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 4,784,654
(ii)	Shared power to vote or direct the vote: 0
(iv)	Sole power to dispose or direct the disposition: 4,784,654
(v)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) VIII, L.P.
(a) Amount beneficially owned: 1,237,656
(b) Percent of class: 1.4%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 1,237,656
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,237,656
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Delaware) VIII, L.P.
(a) Amount beneficially owned: 1,517,551
(b) Percent of class: 1.7%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 1,517,551
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,517,551
(v)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners VIII (Co-Investors), L.P.
(a) Amount beneficially owned: 170,760
(b) Percent of class: 0.2%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 170,760
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 170,760
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Associates VIII, L.P.
(a) Amount beneficially owned: 7,710,621
(b) Percent of class: 8.5%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,710,621
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,710,621

Insight Venture Associates VIII, Ltd.
(a) Amount beneficially owned: 7,710,621
(b) Percent of class: 8.5%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,710,621
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,710,621

Insight Holdings Group, LLC
(a) Amount beneficially owned: 7,710,621
(b) Percent of class: 8.5%.*
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,710,621
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,710,621

* The percentages used in this Schedule 13G, including the cover pages hereto, are calculated based upon the 91,230,806 shares of Common Stock issued and outstanding as reported in the Company’s Quarterly Report on  Form 10-Q with the U.S. Securities and Exchange Commission on December 1, 2017.
Item 5:            Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6:            Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:            Identification and Classification of Members of the Group:
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.
Item 9:            Notice of Dissolution of Group:
N/A

Item 10:          Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 12, 2018, by and among the Reporting Persons.